SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Commission file number: 001-32749

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Press Release issued on May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 14, 2021

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By:	/s/ Rice Powell

	Name:	Rice Powell

	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Helen Giza

	Name:	Helen Giza

	Title:	Chief Financial Officer and Member of the Management Board of the General Partner